Issuer Free Writing Prospectus dated March 28, 2023

Filed Pursuant to Rule 433

Registration No. 333-253630

(Supplementing the Preliminary Prospectus Supplement

dated March 28, 2023 to the Prospectus dated February 26, 2021)

Pacific Gas and Electric Company

PRICING TERM SHEET

$750,000,000 6.700% First Mortgage Bonds due 2053 (the “Sustainability Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of the sustainability mortgage bonds listed above and should be read together with the preliminary prospectus supplement dated March 28, 2023 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 26, 2021, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-253630 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalized terms not defined herein are defined as such in the Preliminary Prospectus.

Issuer:	Pacific Gas and Electric Company (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa3 (positive) / BBB- (stable) / BBB (stable)

Trade Date:	March 28, 2023

Settlement Date:	March 30, 2023 (T+2)

Proceeds to the Company:	Approximately $740,745,000 (after deducting the underwriting discounts, but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:

The Company expects to disburse or allocate an amount equal to the net proceeds from this offering to finance or refinance, in whole or in part, new and/or existing Eligible Projects, as defined in the Preliminary Prospectus Supplement relating to this offering. Pending full disbursement or allocation of an amount equal to the net proceeds from this offering to finance or refinance Eligible Projects, the Company expects to use the net proceeds for the repayment of borrowings outstanding under the Utility Revolving Credit Facility.

To the extent feasible, the Company does not intend to disburse or allocate more than 65% of an amount equal to the net proceeds from this offering to existing projects (refinancings). No more than 10% of an amount equal to the net proceeds from this offering will be disbursed or allocated to Eligible Social Projects.

Joint Book-Running Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	SMBC Nikko Securities America, Inc. Blaylock Van, LLC Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

Aggregate Principal Amount Offered:	$750,000,000

Issue Price:	99.641%, plus accrued interest, if any, from March 30, 2023

Maturity Date:	April 1, 2053

Interest:	6.700% per annum

Interest Payment Dates:	Payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2023

Regular Record Dates:	March 15 and September 15, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

Benchmark Treasury:	4.000% due November 15, 2052

Benchmark Treasury Price:	103-30

Benchmark Treasury Yield:	3.778%

Spread to Benchmark Treasury:	+295 basis points

Yield to Maturity:	6.728%

Optional Redemption:	Prior to October 1, 2052 (six months prior to the maturity date of the Sustainability Mortgage Bonds) (the “Par Call Date”), the Company may redeem the Sustainability Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Sustainability Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, less (b) interest accrued to the date of redemption; and

(2) 100% of the principal amount of the Sustainability Mortgage Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Company may redeem the Sustainability Mortgage Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Sustainability Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	694308 KK2 / US694308KK29

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: BMO Capital Markets Corp. at 1-866-864-7760, BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM

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